UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35294

STARZ ACQUISITION LLC

(Exact name of registrant as specified in its charter)

8900 Liberty Circle

Englewood, Colorado 80112

(720) 852-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A common stock, par value $.01 per share

Series B common stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Series A common stock, par value $.01 per share: None

Series B common stock, par value $.01 per share: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Starz Acquisition LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2016	STARZ ACQUISITION LLC

	By:	/s/ David I. Weil
	Name:	David I. Weil
	Title:	Chief Legal Officer